     As filed with the Securities and Exchange Commission on July 25, 2001


                                                      Registration No. 333-57166

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           _________________________

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           _________________________

                                DATA RACE, INC.
             (Exact name of Registrant as specified in its charter)
                              6509 Windcrest Drive
                               Plano, Texas 75024
                                 (972) 265-4000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                           _________________________

            Texas                             3661                       74-2272363
(State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)      Classification Code Number)       Identification No.)

                           _________________________

                                James G. Scogin
                                DATA RACE, Inc.
                              6509 Windcrest Drive
                               Plano, Texas 75024
                                 (972) 265-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                               James S. Ryan, III
                             Jackson Walker L.L.P.
                          901 Main Street, Suite 6000
                              Dallas, Texas 75202

                           _________________________

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

                           _________________________

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:[ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:[ ]


                              ____________________

                        CALCULATION OF REGISTRATION FEE



------------------------------------------------------------------------------------------------------------------------------------
     Title of each class of           Amount to be           Proposed Maximum           Proposed Maximum          Amount of
  securities to be registered         Registered (1)        Offering Price Per         Aggregate Offering     Registration Fee (3)
                                                                 Share (2)                  Price (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value             49,589,158                $0.055                    $2,727,404                $636
------------------------------------------------------------------------------------------------------------------------------------


(1) Includes shares of common stock that are issuable upon conversion of convertible debt and upon the exercise of warrants.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), using the average of the high and low prices as traded over the counter for the Registrant's common stock on July 23, 2001.

(3) This registration statement previously covered 3,352,382 shares of common stock for which a registration fee of $576.19 was paid. Pursuant to Rule 457(a) of the Securities Act, the registration fee for the 46,236,776 additional shares of common stock included in this Amendment No. 1 is $636.


     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Prospectus (Subject to Completion)

Dated July 25, 2001


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                            Up to 49,589,158 Shares


                                DATA RACE, INC.

                                  Common Stock

     Our common stock is traded over the counter under the symbol "RACE." On July 23, 2001, the closing price of our common stock was $0.06.

     The selling shareholders listed on page 8 may offer and sell up to 49,589,158 shares of Data Race, Inc. ("Data Race") common stock under this prospectus. The selling shareholders may offer and sell the Data Race common stock in one or more transactions, including block transactions, over the counter, or any other markets or exchanges on which the common stock is eligible for trading or quoting, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sales of the shares by the selling shareholders.

     Investing in our common stock involves many risks. See "Risk Factors" beginning on page 2.

                                 ______________

     Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                _______________

                The date of this prospectus is __________, 2001.

                               TABLE OF CONTENTS

                                                                           Page
                                                                          ------
About DATA RACE...........................................................   1
Risk Factors..............................................................   2
Forward-Looking Statements................................................   8
Use of Proceeds...........................................................   8
Selling Shareholders......................................................   8
Plan of Distribution......................................................  20
Legal Opinions............................................................  22
Experts...................................................................  22
Where You Can Find More Information.......................................  23

                                ABOUT DATA RACE

     Data Race provides a line of communication products to meet the needs of out-of-office workers. VocalWare, our main product, provides out-of-the-office employees with simultaneous access to a company's telephone, fax, Internet, e-mail, and corporate database resources over a normal dial-up telephone line or a number of broadband access media.

     Data Race conducts business as IP AXESS. At the annual shareholder meeting held on November 9, 2000, our shareholders approved the formal change of our corporate name to IP AXESS, Inc. Our principal executive offices are located at 6509 Windcrest, Plano, Texas 75024, and our telephone number is (972) 265-4000. You can access our web site at http://www.ipaxess.com.
                               ----------------------

Recent Developments

Termination of Nasdaq Listing

Effective July 11, 2001, our common stock was delisted by The Nasdaq National Market due to our failure to pay overdue annual and additional listing fees in the amount of $44,125 and our inability to meet the minimum bid price requirements for continued listing. Our common stock continues to be traded in the over the counter market under the symbol "RACE".

Resignation of Chief Executive Officer

Michael McDonnell resigned his positions as President and Chief Executive Officer of Data Race and as a member of our Board of Directors on July 11, 2001. James G. Scogin, our chief financial officer since December 1999, has succeeded Mr. McDonnell as President. See "Risk Factors - Our Business Could Suffer if We Lose Key Personnel or Cannot Attract Qualified Personnel".

Shareholder Litigation

In May 2001, Data Race, two of our executive officers and one of our significant shareholders were sued in the United States District Court for the Northern District of Illinois, Eastern Division, by Robert Plotkin, a Chicago-based attorney, and several of Mr. Plotkin's relatives and family trusts, who are all shareholders of the Company. The complaint alleges that the plaintiffs were induced to purchase shares of our common stock based upon alleged misrepresentations and omissions of material fact. Discovery has not commenced, but we believe the lawsuit is without merit and intend to vigorously defend Data Race against these allegations.

Recent Financing Transactions

Since March 2001 and excluding the equity line of financing discussed below, we have raised approximately $3.9 million in additional capital in an effort to sustain our operations until we can obtain long-term financing. See "Risk Factors - We Will Need Additional Capital to Sustain Operations" and "Selling Shareholders".

Equity Line of Financing

On July ___, 2001, we entered into a Common Stock Purchase Agreement creating an equity line of financing with Grenville Finance Ltd., a British Virgin Islands corporation. The equity line allows us to sell up to $30 million of our common stock to Grenville Finance, subject to certain conditions. Our ability to access the $30 million currently is limited by, among other things, limitation on the maximum amount that can be drawn under the equity line at any one time, our stock price, the number of shares of common stock we are authorized to issue under the terms of our Articles of Incorporation, and shareholder approval requirements. We also issued a common stock purchase warrant to Grenville Finance entitling them to purchase up to ___ shares of our common stock at an exercise price of $___ per share for a term of three years. We have agreed contractually to register the sale of the shares of our common stock issuable under the equity line and upon exercise of the warrant with the SEC no later than _______, 2001. There can be no assurance that we will be able to access additional funds under the equity line of financing.



                                  RISK FACTORS

     An investment in the common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. We believe the following risks represent the known, material risks facing our company, in addition to the risks, which typically face any company in our industry. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected, the trading price of our common stock could decline, and you could lose a part or all of your investment.


                         Risks Related to this Offering

The Exercise of the Outstanding Warrants and the Conversion of the Convertible Debt May Substantially Dilute the Interests of Other Security Holders

We are registering 49,589,158 shares of common stock, including 38,630,584 shares of common stock issuable under convertible debentures, convertible promissory notes and warrants issued to certain of our investors. The conversion price on the debentures and convertible promissory notes and the exercise prices of the warrants could be lower than the trading price of our common stock from time to time (see "Selling Shareholders"). In particular, the conversion price of the convertible debentures is a "floating" price generally equal to the lesser of (i) $0.154 per share, with respect to $500,000 of the debentures, $___ per share, with respect to $240,000 of the debentures, $___ per share, with respect to $130,000 of the debentures, and $___ per share, with respect to $130,000 of the debentures; and (ii) 50% of the average of the five lowest closing bid prices during the 25 trading days immediately prior to the date upon which the debenture is converted. This generally ensures that the convertible debentures may be converted at a discount from the market price of our common stock, as the same may change from time to time (See "Selling Shareholders - Summary of June 2001 Private Placement - Material Terms of the Convertible Debentures"). The potential or actual issuance of shares under the convertible debentures, convertible promissory notes and upon exercise of warrants could have (and in the case of the convertible debentures, almost certainly will have) a dilutive impact on other shareholders and could have a negative impact on the market price.

The Conversion by the Holders of Convertible Securities May Result in Substantial Dilution to the Third Party Holders of our Common Stock Because Holders May Ultimately Convert and Sell the Full Amount Issuable on Conversion

Future purchasers of our common stock and existing shareholders could experience substantial dilution as our investors convert their convertible debt or exercise their warrants and then resell the common stock. In particular, because the conversion price of the debentures is below market value of the common stock, we expect the debenture holders to ultimately convert the entire principal amount and sell the common stock. The issuance of shares of common stock upon the conversion of debentures will have a dilutive impact on our shareholders.

The Sale of Material Amounts of Our Common Stock upon Conversion of Our Convertible Debentures Could Reduce the Price of Our Common Stock and Encourage Short Sales

The common stock price may decrease if the holders of the convertible debt elect to convert and resell their shares of common stock. In particular, as the price of our common stock decreases, if the holders of the convertible debentures elect to convert, we will be required to issue more shares of our common stock for any given dollar amount invested by the holders of the debentures. This may encourage short sales, which could place further downward pressure on the price of our common stock.

We Do Not Know the Precise Number of Shares of Common Stock That We May Have to Issue upon the Conversion of the Convertible Debentures Because the Conversion Price Is Linked to the Future Market Price of the Common Stock

The shares issuable upon conversion of the convertible debentures are linked to a percentage discount to the market price of our common stock at the time of the conversion. We do not know the precise maximum number of common stock shares that may be issued upon conversion. The lower the price of our common stock at the time of conversion, the more shares of common stock that we will be required to issue upon conversion, which will further dilute holders of common stock and cause the common stock price to decline further.

                     Risks Relating to Data Race Generally

We Have a History of Operating Losses and Expect to Have Continued Losses

We have suffered substantial recurring losses, and sales our VocalWare products have not resulted in significant revenue. For the fiscal year ended June 30, 2000, we incurred operating losses of approximately $8.8 million on approximately $316,000 of VocalWare sales and for the nine months ended March 31, 2001 we incurred approximately $11.5 million in operating losses on approximately $52,000 in VocalWare sales. For the nine months ended March 31, 2001, we have incurred approximately $11.1 million in operating expenses, which include engineering and product development, sales and marketing, and general and administrative costs. Although we have made reductions in workforce and associated expenses since March 31, 2001, we may never return to profitability or attain future revenue levels sufficient to support our operations. In recent years we have funded operations from the sale of equity securities. We expect to continue to incur significant product development, sales and marketing, and administrative expenses and will need to generate significant revenue to achieve profitability.

We Will Need Additional Capital to Sustain Operations

We may be required to suspend some or all of our operations if we cannot obtain additional long-term financing. It is possible that sources of capital, such as investors, lenders or strategic partners, may perceive our recent history of losses, current financial condition, or lack of significant VocalWare product sales as too great a risk to bear. As a result, we may not be able to obtain additional capital on favorable terms, if at all. Further, if we issue equity securities, shareholders may experience additional dilution or the new equity securities may have rights and preferences senior to the common stock. Even if our sales grow, we may require additional capital to hire additional personnel and increase inventory levels. We cannot predict the timing and amount of our future capital requirements. Finally, there can be no assurance that we will be able to access additional funds under our equity line of financing with Grenville Finance Ltd. (See "About Data Race - Current Developments - Equity Line of Financing").


Our Future Success Depends on the Success of Recently Introduced VocalWare Products

Our success depends almost entirely on the success of our VocalWare product line. The VocalWare products have not yet been and may never be widely accepted in the market. We can not be assured that we will establish a market for VocalWare products or establish our credibility in that market. The market may elect to embrace alternative products or service solutions to satisfy the need for communication between the corporate headquarters and workers who are away from their headquarters. The Be There! system which was the predecessor to VocalWare had very limited success and failed to generate significant revenue since it was released in 1997. The majority of our historical revenue has come from products other than Be There!/VocalWare, and we are no longer manufacturing or selling those other products. In March 2000, we sold our network multiplexer business segment to concentrate all our efforts on the VocalWare product line. Our inability to penetrate our target markets and increase VocalWare sales would adversely affect our business and operations.

Our Dependence on Third Party Manufacturers and Third Party Component Suppliers Increases Potential Manufacturing Problems and Adversely Affect Our Customer Relationships and Operating Results

In fiscal year 2000 we outsourced all of our manufacturing of our products. Because of this reliance on third party manufacturers we cannot always exercise direct control over manufacturing quality and costs. We use third party component suppliers to provide components for our manufacturing of our products. Because of this reliance on third party component suppliers, we can experience delays in the manufacturing of our products based on external demands the third party component suppliers may face in component allocations, component shortages and component suppliers financial viability. We may also have problems with production schedules of our products because of other demands placed on the third party manufacturers and component suppliers.

We May Not Be Able to Respond Effectively to Rapid Technological Change in Our Industry

The rapid pace of technological change may prevent us from developing and marketing new products, enhancing our existing products, or responding effectively to emerging industry standards or new product introductions by others. Our future success will be largely dependent on our ability to enhance our existing products and to develop and introduce successful new products. Rapidly changing technology, emerging industry standards, product proliferation and short product life cycles characterize the market for our products. As the technical complexity of new products increases, it may become increasingly difficult to introduce new products quickly and according to schedule. Delays in developing or shipping new or enhanced products could adversely affect our operating results.

We May Not Be Able to Compete Effectively with Companies Having Greater
Resources

The communications industry is intensely competitive. Several of our existing and potential competitors have far more extensive financial, engineering, product development, manufacturing, and marketing resources than we have. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote much greater resources to the development, promotion, and sale of their products and services than we can. Many of these competitors have far greater brand recognition, which places us at a competitive disadvantage for product acceptance with an established competitor. In addition, some competitors have a lower cost structure that gives them a competitive advantage on the basis of price due to their financial condition and purchasing power. There is a growing array of solutions for communication between the corporate headquarters and remote workers, presenting a variety of alternatives to our VocalWare products. We expect new competing alternatives to arise as new technologies develop. There can be no assurance that consumers will choose our solution.


Our Business Could Suffer if We Lose Key Personnel or Cannot Attract Qualified Personnel

Our success is dependent largely on the skills, experience and performance of key management, sales and technical personnel. We are especially dependent on our senior officers and VocalWare products sales executives. Michael McDonnell resigned his positions as President and Chief Executive Officer of Data Race and as a member of our Board of Directors on July 11, 2001, and we do not yet know the extent to which his departure will adversely affect our business. James G. Scogin, our chief financial officer since December 1999, has succeeded Mr. McDonnell as President and Mr. Scogin has no prior experience as the president or chief executive officer of a company. We have also reduced our staff to eight full time employees to reduce our monthly cash expenditures. We do not yet know the extent to which this reduction in staff will adversely affect our business. We are also dependent on key technical personnel to introduce new products and to remain in the forefront of technological advances. Due to the complexity of our product, the loss of key personnel affects us in the time it would take to replace the personnel and train them in our product, if we could replace them at all. None of our senior executives or other employees have employment contracts with us and may leave our employ at any time. We do not have any insurance on our employees. Our future success will also depend on our ability to attract highly skilled personnel. Competition for qualified personnel is intense in our industry and we may not be able to retain our key employees or attract and retain other qualified personnel.

We Depend upon Our Proprietary Technology and We May Not Be Able to Adequately Protect It

Intellectual property laws of the United States and foreign countries may not be adequate to protect our proprietary rights. Because our success depends in part on our technological expertise and proprietary technologies, the loss of our proprietary rights could have a material adverse effect on our business. We rely on trade secret protection and, to a lesser extent, on patents and copyrights to protect our proprietary technologies. These steps may not be adequate to deter misappropriation or infringement of our proprietary technologies. Competitors may also independently develop technologies that are similar or superior to our technology. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. We have in the past and may in the future be involved in intellectual property litigation, which could adversely affect our intellectual property rights, could be costly, and could divert management's attention away from the business. We may be required to bring or defend against litigation to enforce our patents, to protect our trademarks, trade secrets, and other intellectual property rights, to defend against infringement claims, to resolve disputes under technology license arrangements, and to determine the scope and validity of our proprietary rights or those of others. Our limited resources may limit our ability to bring or defend against intellectual property litigation. Adverse determinations in litigation, including litigation we initiate, could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from manufacturing or selling our products.

Our Levels of Inventory Could Adversely Affect Our Liquidity and Viability or Increase the Risk of Inventory Write-Offs

Our business and financial condition could be materially adversely affected if we do not effectively manage purchasing activities in the face of uncertain revenue levels. In the past we have substantially increased our inventory levels to meet anticipated shipment requirements. Increased levels of inventory without corresponding sales could adversely affect our cash flow and increase the risk of inventory write-offs pertaining to slow moving or obsolete product.

Failure of Our Products to Meet FCC and other Regulatory Standards Could Delay the Introduction of New Products or Require Us to Modify Existing Products

The failure of our products to conform to the regulations established by the Federal Communications Commission or similar foreign regulatory bodies or to meet applicable testing requirements could adversely affect our business. The FCC and foreign regulators regulate aspects of our products. Our products must typically be tested before they are sold. Foreign authorities often establish telecommunications standards different from those in the United States, making it difficult and more time consuming to obtain the required regulatory approvals. A significant delay in obtaining regulatory approvals could delay the introduction of our products into the market and adversely affect operating results. In addition, changes in regulations or requirements applicable to our products could affect the demand for our products or result in the need to modify products, either of which could involve substantial costs or delays in sales and adversely affect our operating results.

Our Stock Price is Highly Volatile

The market price of our common stock in the past has been highly volatile, and likely will continue to be highly volatile. This is caused in part by the relatively low aggregate market value of our publicly traded shares. Events or circumstances may cause a much greater percentage change in the market price of our shares than the market price of a company with a higher aggregate market value. There are many events or circumstances, including those highlighted in these risk factors, which could cause the market price of our stock to fluctuate. Many of those events or circumstances are outside our control. In addition, stock prices for many technology companies fluctuate widely for reasons unrelated to their business, financial condition or operating results.


Our Business May Be Adversely Affected by Class Action Litigation Due to Stock Price Volatility

The filing of securities class action litigation against companies often occurs following periods of volatility in the market price of a company's securities. We have in the past and may in the future be a target of securities litigation. See "About Data Race - Recent Developments - Shareholder Litigation" Securities litigation could have a material adverse effect on our business if it is filed against us because it could result in substantial costs and a diversion of management's attention and resources. It may also adversely affect our ability to raise capital, our sales efforts, and our ability to attract a strategic partner.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Words such as anticipates, expects, intends, plans, believes, seeks, estimates, and variations of these words and similar expressions are intended to identify the forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Actual results may differ materially from those expressed or forecasted in any forward-looking statements. These risks and uncertainties include those noted in "Risk Factors" above and in the documents incorporated by reference.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling shareholders of the shares of common stock covered by this prospectus.


                              SELLING SHAREHOLDERS

     This prospectus covers the resale of the common stock issued and the common stock issuable upon exercise of the warrants or the conversion of convertible debt issued to the respective selling shareholders in three separate private placements consummated during the period from March through August of 2001.
This prospectus also covers the resale of the common stock issuable upon the exercise of four warrants issued in June of 2001. In some cases, the exercise price of the warrants or the conversion price of the convertible debt were less than the market price of our common stock at the time we completed the private placement. The conversion prices and exercise prices were determined following an arms-length negotiation with the investors.


Summary of March 2001 Private Placement

Issuance of Common Stock and Warrants

On March 2, 2001, we completed a private placement. We sold 3,047,620 shares of our common stock and warrants to purchase 304,762 shares of our common stock to three accredited investors: Protius Overseas Limited, Keyway Investments Ltd. and Lionhart Investments Ltd. The aggregate price of the securities sold was $2,000,000. We entered into a securities purchase agreement, a registration rights agreement, and warrants with the three investors. The following table summarizes the number of shares and warrants issued and the purchase price paid at the closing of the private placement.

                                                                Shares of Common
                                                                Stock Initially
                                         Shares of               Issuable Upon
           Investor                     Common Stock         Exercise of Warrants      Purchase Price
          ---------                    -------------        ---------------------      --------------
Protius Overseas Limited                   1,828,572                 182,857             $1,200,000
Keyway Investments Ltd.                       76,191                   7,619             $   50,000
Lionhart Investments Ltd.                  1,142,857                 114,286             $  750,000


The following table summarizes the aggregate number of shares issued or issuable under the securities purchase agreement and the aggregate number of shares issuable upon exercise of the warrants as a result of the amendments described below.




                                                                                    Shares of Common
                                                                                   Stock Issuable Upon
           Investor                             Shares of Common Stock           Exercise of Warrants(1)
           --------                             ----------------------           -----------------------
Protius Overseas Limited                                3,542,262                          303,089
Keyway Investments Ltd.                                   671,676                           12,629
Lionhart Investments Ltd.                               3,542,262                          189,431


     (1) Protius, Keyway and Lionhart each agreed not to exercise any portion of their respective warrants unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

Material Terms of the Securities Purchase Agreement

In the securities purchase agreement, we granted the investors a right of first refusal to acquire additional securities in any financing transactions we undertake before December 27, 2001. We also agreed, subject to the exceptions provided in the securities purchase agreement, not to file with the SEC any other registration statements covering the sale or resale of shares of our common stock for a period of 210 days following the effective date of the registration statement of which this prospectus forms a part. These investors waived these rights as they apply to the other private placements described in this prospectus. We further agreed to reduce to $0.9875 the exercise price of the warrants to purchase an aggregate of 1,043,251 shares of our common stock issued under our June 1999 and December 1999 private placements and to extend the term of those warrants an extra two years to December 10, 2003. Subject to the exceptions provided in the securities purchase agreement, if we issue additional shares of our common stock at a price per common stock share less than $0.65625 before the earlier of November 27, 2001 or the effective date of the registration statement of which this prospectus forms a part, then antidilution provisions contained in the securities purchase agreement may require us to issue additional shares of common stock to the investors in order to prevent dilution of the investors' investment in our common stock. The investors agreed to waive this antidilution protection as it applies to the other private placements described in this prospectus in exchange for, among other things, the issuance of additional shares described in the above table. The securities purchase agreement also contains customary representations, warranties, covenants and indemnification provisions.


Material Terms of the Warrants

The warrants entitle the holders to purchase our common stock at an initial exercise price of $0.9875 per share, subject to certain antidilution adjustments, through March 2, 2006. These investors agreed to waive the antidilution adjustment as it applies to the other private placements described in this prospectus in exchange for, among other things, the reduction of the exercise price of their warrants from $0.9875 per share to $0.596 per share and the increase in the number of shares that may be acquired upon exercise of the warrants as described in the above table. The initial exercise price was determined based on the average closing bid price of our common stock over the five trading days preceding the issuance of the warrants. A holder of a warrant generally may not exercise the warrant to the extent that, at the time of the exercise, the sum of (i) the number of shares of our common stock beneficially owned by the holder plus (ii) the number of shares to be issued upon exercise would equal or exceed 4.9% of the number of shares of our common stock then issued and outstanding. The holder may terminate this restriction, however, upon 61 days notice to Data Race.


Material Terms of the Registration Rights Agreement

In the registration rights agreement, we agreed to file the registration statement of which this prospectus forms a part, covering the resale of the common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants issued in the private placement. We agreed to pay all of the registration expenses. We also agreed to pay liquidated damages to the investors if the SEC did not declare a registration statement effective with respect to the resale of their common stock by May 31, 2001, and as of the date of this prospectus we owe approximately $40,000 in the aggregate to Protius, Lionhart and Keyway.

Summary of May 2001 Private Placement

Issuance of Secured Convertible Promissory Notes and Warrants

On May 11, 2001, we completed another private placement. We sold (i) two secured convertible promissory notes in the aggregate original principal amount of $700,000, bearing interest at a rate of 10% per year and convertible into an aggregate of 2,333,333 shares of our common stock and (ii) warrants to purchase an aggregate of 1,416,666 shares of our common stock to two accredited investors, First Capital Group of Texas II, L.P. and ICN Capital Ltd. The aggregate price of the securities sold was $701,416. We entered into a securities purchase agreement, a registration rights agreement, secured convertible promissory notes, a security agreement and warrants with the two investors. The warrant granted to First Capital Group of Texas II, L.P. entitles them to purchase 583,333 shares of our common stock and the warrant granted to ICN Capital Ltd. entitles them to purchase 833,333 shares of our common stock. Each warrant provided for the purchase of our common stock at an initial exercise price of $0.30 per share through May 11, 2006. The exercise price is subject to adjustment upon the occurrence of certain events. The investors agreed to waive the antidilution adjustment as it applies to the other private placements described in this prospectus in exchange for, among other things, the reduction of the exercise price of their warrants from $0.30 per share to $0.075 per share. The following table summarizes the number of shares of our common stock initially issuable upon conversion of the notes and exercise of the warrants and the purchase price paid to us at closing pursuant to the transaction.



                                   Shares of Common
                                   Stock Initially
                                    Issuable upon           Shares of Common Stock
                                    Conversion of             Stock Issuable upon
            Investor               Promissory Notes          Exercise of Warrants            Purchase Price
            --------               -----------------         --------------------         ---------------------
First Capital Group of
Texas II, L.P.                         1,166,666(1)                  583,333(2)                 $350,583
ICN Capital Ltd.                       1,166,666                     833,333(3)                 $350,833


     (1) First Capital agreed not to convert any portion of its secured convertible promissory note unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (2) First Capital agreed not to exercise any portion of its warrant unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (3) ICN agreed not to exercise any portion of its warrant unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

The following table summarizes the aggregate number of shares issuable upon conversion of the secured convertible promissory notes (without regard to the limitations on conversion in ICN's secured convertible promissory note (See - "Material Terms of the Securities Purchase Agreement, Secured Convertible Promissory Notes and Security Agreement")) as a result of the amendment to the conversion price to $0.075 as described below.


                                                 Shares of Common
                                                Stock Issuable upon
                                                   Conversion of
            Investor                              Promissory Notes
            --------                              ----------------
First Capital Group of
Texas II, L.P.                                        4,666,666(1)
ICN Capital Ltd.                                      4,666,666


     (1) First Capital agreed not to convert any portion of its secured convertible promissory note unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

Material Terms of the Securities Purchase Agreement, Secured Convertible Promissory Notes and Security Agreement

In the securities purchase agreement, we granted the investors a right of first refusal to acquire additional securities in any financing transactions meeting certain criteria that we undertake before March 7, 2002. We also agreed, subject to the exceptions provided in the securities purchase agreement, not to file with the SEC any other registration statements covering the sale or resale of shares of our common stock for a period of 210 days following the effective date of the registration statement of which this prospectus forms a part. These investors waived these rights as they apply to the other private placements described in this prospectus. The securities purchase agreement also contains certain customary representations, warranties, covenants and indemnification provisions. Each of the notes is in the original principal amount of $350,000 and bears interest at the rate of 10% per year. The full amount of principal and all accrued interest is due and payable on May 11, 2002. Matured unpaid principal and interest shall bear interest at the rate of 18% per year. Each holder of a note can choose to convert all or a portion of the principal amount of the note (together with any accrued but unpaid interest) into shares of our common stock at any time before May 11, 2002. Each note is convertible into a number of shares of our common stock determined by dividing the amount of principal and interest to be converted by an initial conversion price of $0.30. The conversion price is subject to adjustment upon the occurrence of certain events. The investors agreed to waive the antidilution adjustment as it applies to the other private placements described in this prospectus in exchange for, among other things, the reduction of the conversion price of their notes from $0.30 per share to $0.075 per share. ICN has agreed generally not convert its note or exercise its warrant to the extent that, at the time of the conversion or exercise, the sum of (i) the number of shares of our common stock beneficially owned by ICN plus (ii) the number of shares to be issued upon conversion or exercise would equal or exceed 9.9% of the number of shares of our common stock then issued and outstanding. ICN may terminate this restriction, however, upon 61 days notice to Data Race. We also granted the noteholders the right (in the event that we issue, before May 11, 2002, shares of our capital stock or securities convertible into or exercisable for shares of our capital stock for aggregate consideration of $5,000,000 or more), to convert the notes into the new securities issued at a conversion price generally equal to the price per share paid for the new securities. The maturity of the notes accelerates (at the option of the holders of at least two-thirds of the aggregate principal amount outstanding under the notes) in the event of a default under the notes or in the event that Data Race effects a financing transaction meeting certain criteria, sells substantially all of its assets, or is acquired in a transaction meeting certain criteria. An event of default under the notes has occurred as a result of the delisting of our common stock from The Nasdaq National Market (See "About Data Race - Recent Developments - Termination of Nasdaq Listing"). First Capital has waived its rights to accelerate its promissory note as a result of the delisting of our common stock. As of the date of this prospectus, ICN has not notified us of their intent to accelerate their note, although there can be no assurance that this will not occur. Our obligations under the notes are secured by a lien on all of our personal property, including accounts receivable, inventory and certain other property.

Material Terms of the Registration Rights Agreement

In the registration rights agreement, we agreed to file the registration statement of which this prospectus forms a part, covering the resale of the common stock issuable upon conversion of the notes and the shares of common stock issuable upon exercise of the warrants issued in the private placement. We agreed to pay all of the registration expenses. We must also pay damages if we breach certain of our obligations under the registration rights agreement, and we currently are past the deadline for registering the resale of the common stock. As of the date of this prospectus we owe approximately $3,500 in damages to ICN. First Capital has waived its right to receive any accrued liquidated damages.

Summary of June 2001 Issuance of Warrants

On June 6, 2001, we entered into a warrant exercise agreement with five holders of our warrants: Cranshire Capital, L.P., EURAM Cap Strat. "A" Fund Limited, Keyway Investments Ltd., Lionhart Investments Ltd., and ICN Capital Ltd. We agreed to amend the exercise price of the warrants held by the holders to $0.12 per share, and the holders exercised the warrants for 1,673,343 shares of our common stock at an aggregate exercise price of approximately $200,000. We also issued new warrants to the holders that are exercisable in the aggregate for 1,673,343 shares of our common stock at an initial exercise price of $0.25 per share. The exercise price is subject to adjustment upon the occurrence of certain events. The investors agreed to waive the antidilution adjustment to the extent it otherwise would apply to the other private placements described in this prospectus in exchange for, among other things, the reduction of the exercise price of their warrants from $0.25 per share to $0.075 per share and the increase in the number of shares issuable upon exercise of the warrants as set forth in the table below. A holder of a warrant generally may not exercise the warrant to the extent that, at the time of the exercise, the sum of (i) the number of shares of our common stock beneficially owned by the holder plus (ii) the number of shares to be issued upon exercise would equal or exceed 9.9% of the number of shares of our common stock then issued and outstanding. The holder may terminate this restriction, however, upon 61 days notice to Data Race. The following table summarizes the transaction by investor, giving effect to the increase in the number of shares issuable upon exercise of the warrants:



                                                                                              Shares Issuable
                                              Shares Acquired                                 Upon Exercise of
                                              Upon Exercise of        Exercise Purchase        New Warrants
             Investor                            Warrants                   Price               Granted(1)
             --------                           -----------                -------             ------------
Cranshire Capital, L.P.                             706,961                  $84,835            2,356,537
EURAM Cap Strat. "A" Fund Limited                    78,637                  $ 9,436              262,123
Keyway Investments Ltd.                             436,790                  $52,414            1,455,967
Lionhart Investments Ltd.                           443,091                  $53,170            1,476,970
ICN Capital Ltd.                                      7,864                  $   943               26,213


     (1) Cranshire, EURAM, Keyway, Lionhart and ICN each agreed not to exercise any portion of their respective warrants unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

Summary of June 2001 Private Placement

Issuance of Convertible Debentures and Warrants

On June 12, 2001, we entered into an agreement with respect to another private placement consummated in four separate closings. We sold (i) four convertible debentures in the aggregate original principal amount of $1,000,000, bearing interest at a rate of 6% per year and convertible into shares of our common stock at the conversion price described below and (ii) warrants to purchase an aggregate of 1,000,000 shares of our common stock to two accredited investors, Alpha Capital AG and Stonestreet L.P. The aggregate price of the securities sold was $1,000,000. We received $500,000 of the purchase price on June 18, 2001, $240,000 of the purchase price on ______, 2001, $130,000 of the purchase price on _____, 2001 and $130,000 of the purchase price on _____, 2001. We entered into a convertible debentures and warrants purchase agreement, a registration rights agreement, convertible debentures and warrants with the two investors. Each warrant entitled the holder to purchase 500,000 shares of our common stock at an initial exercise price of $0.14 per share, subject to adjustment, through June 18, 2004. The following table summarizes the number of shares of our common stock issuable upon conversion of the debentures (based upon the market price of our stock as of July 23, 2001) and exercise of the warrants and the aggregate purchase price paid to us at the two closings pursuant to the transaction.



                                 Shares of Common
                                Stock Issuable upon                Shares of Common
                                   Conversion of                  Stock Issuable upon
            Investor                 Debentures                  Exercise of Warrants       Purchase Price
            --------            -------------------              --------------------       --------------
Alpha Capital AG                   16,498,614(1)(2)(3)                  500,000(3)                $500,000
Stonestreet L.P.                   16,014,103(1)(3)(4)(5)               500,000(3)(4)             $500,000


     (1) Each debenture generally is convertible at a "floating" price equal to the lesser of (i) 50% of the average of the five lowest closing bid prices during the 25 trading days immediately prior to the date upon which the debenture is converted or (ii) $0.154 per share (with respect to $500,000 of the debentures), $_____ per share (with respect to $240,000 of the debentures), $_____ per share (with respect to $130,000 of the debentures), and $_____ per share (with respect to $130,000 of the debentures). This conversion price is subject to adjustment for certain events, and subject to certain limitations and privileges (see - "Material Terms of the Convertible Debentures"). The calculation of 32,512,717 shares issuable upon conversion of the debentures was obtained by using an assumed conversion price of $0.029 per share, which was the average of the five lowest closing bid prices during the 25 trading days immediately prior to July 24, 2001 and after giving effect to and including the issuance of 3,202,373 shares pursuant to the conversion of $150,000 principal amount of debentures as described in footnotes (2) and (5) below.

     (2) Includes 981,373 shares of our common stock issued upon the conversion of $50,000 of principal and $50 of accrued interest on June 27, 2001 at a conversion price of $0.051 per share.

     (3) Alpha Capital agreed not to convert its convertible debentures or exercise its warrant for more than 12,500,000 shares in the aggregate unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (4) Stonestreet agreed not to convert its convertible debentures or exercise its warrant for more than 12,500,000 shares in the aggregate unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (5) Includes 1,706,044 shares of our common stock issued upon conversion of $80,000 of principal and $184 of accrued interest on June 29, 2001 at a conversion price of $0.047 per share and 514,956 shares of our common stock issued upon conversion of $20,000 of principal and $83 of accrued interest on July 10, 2001 at a conversion price of $0.047 per share.

Material Terms of the Convertible Debentures and Warrants Purchase Agreement

We granted the investors a right of first refusal to acquire additional securities in any financing transactions meeting certain criteria that we undertake before the date that is 300 days following the effective date of the registration statement of which this prospectus forms a part. Each investor can require us to use half of the net proceeds from any sale of our securities for cash (including under our equity line) to redeem the convertible debentures. We also generally are prohibited from selling our securities below certain prices until 300 days after the effective date of the registration statement of which this prospectus forms a part, subject to certain exceptions. These investors waived these rights as they apply to the other private placements described in this prospectus. The convertible debentures and warrants purchase agreement generally prohibits us from merging or consolidating Data Race with another entity, or selling more than 50% of our assets, without the prior written consent of the investors. We also generally are required to submit to our shareholders for approval the issuance of the shares of our common stock issuable upon the conversion of the convertible debentures and the exercise of the warrants by August 17, 2001. If approval is not obtained, the investors generally may require us to delist our common stock from the principal trading exchange or market on which the common stock is traded or redeem the debentures. Jeffrey P. Blanchard, our Chairman, James G. Scogin, our President, Jeffrey C. Kissell, our Senior Vice President of Product and Business Development, and Michael McDonnell, our recently resigned president and chief executive officer, collectively have voting power with respect to 1,435,994 outstanding shares of our common stock in the aggregate (4.1% of the aggregate common stock outstanding as of July 11, 2001) and have executed a voting agreement that contractually requires them to vote in favor of the proposal. The convertible debentures and warrants purchase agreement also contractually required us to enter into an equity line of credit by June 22, 2001 (See "About Data Race - Recent Developments - Equity Line of Financing"). We are required to pay the sum of $80,000 (representing 8% of the aggregate purchase price) to Hadrian Investments Limited for placement agent fees. The convertible debentures and warrants purchase agreement also contains other representations, warranties, covenants and indemnification provisions customary for agreements of its type.

Material Terms of the Convertible Debentures

Each of the convertible debentures bears interest at the rate of 6% per year, payable quarterly commencing October 1, 2001. The full amount of principal and all accrued interest is due and payable on June 18, 2004, with respect to the $500,000 principal amount of debentures issued at the first closing; on _____, 2004, with respect to the $240,000 principal amount of debentures issued on ____, 2001; on _____, 2004, with respect to the $130,000 principal amount of debentures issued on ____, 2001; and on _____, 2004, with respect to the $130,000 principal amount of debentures issued on ____, 2001. The principal amounts outstanding with respect to each debenture may not be prepaid without the consent of the holder. Notwithstanding the foregoing, the debentures may be redeemed by us at our option through the payment to the holders of an amount equal to the principal amount of the debenture plus a premium ranging between 20% and 30% of the principal amount, depending upon the date of the redemption. Each holder of a debenture can choose to convert all or a portion of the principal amount of the note (together with any accrued but unpaid interest) into shares of our common stock at any time before the applicable maturity date. Each debenture is convertible into a number of shares of our common stock determined by dividing the amount of principal and interest to be converted by a "floating" price generally equal to the lesser of (i) 50% of the average of the five lowest closing bid prices during the 25 trading days immediately prior to the date upon which the debenture is converted or (ii) $0.154 per share (with respect to $500,000 of the debentures), $_____ per share (with respect to $240,000 of the debentures), $_____ per share (with respect to $130,000 of the debentures), and $_____ per share (with respect to $130,000 of the debentures), subject in each case to certain adjustments. Each of these investors agreed not to convert their respective convertible debentures or exercise their respective warrants for more than 25,000,000 shares in the aggregate (12,500,000 shares each) unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares. The failure of our shareholders to approve the increase in the authorized shares before the earlier to occur of (i) 60 days after the effective date of the registration statement of which this prospectus forms a part or (ii) December 1, 2001, constitutes an event of default under the debentures. In the event that the issuance of shares of our common stock upon the conversion of the debentures would cause us to violate the listing requirements of the principal trading exchange or market on which our common stock is then traded, the holder of the debenture may elect to either (i) convert the debenture at a conversion price of $0.14 per share or (ii) require us to pay the holder cash in an amount equal to the product of (A) the highest closing bid price during the period commencing on the day the debenture was converted and ending on the trading day payment is delivered, multiplied by (B) the number of shares of common stock that would have been delivered upon conversion had the issuance not violated the listing requirements. A holder of a debenture generally may not convert the debenture to the extent that, at the time of the conversion, the sum of (i) the number of shares of our common stock beneficially owned by the holder plus (ii) the number of shares to be issued upon conversion would equal or exceed 9.9% of the number of shares of our common stock then issued and outstanding, including other shares of our common stock issuable upon conversion of the holder's debenture. The holder may terminate this restriction, however, upon 61 days notice to Data Race. In the event that we sell any shares of our common stock (or certain securities convertible into or exercisable for shares of our common stock) at a price less than the conversion price of a debenture, then the conversion price of the debenture generally shall be adjusted to equal the lower price (subject to certain exceptions). In the event that a debenture is converted and we issue the shares of common stock later than the time permitted in the debenture, we may be required to make substantial late fee payments to the holder that increase based upon the how late we issue the shares and without a cap on the late fee that must be paid. The maturity of the debentures could accelerate at the option of the holder in the event of a default under the debentures or in the event that Data Race sells more than half of its assets, or is acquired in a transaction meeting certain criteria.

Material Terms of the Registration Rights Agreement

In the registration rights agreement, we agreed to file the registration statement of which this prospectus forms a part, covering (i) the resale of 200% of the shares of common stock issuable upon conversion of the debentures and
(ii) the resale of 100% of the shares of common stock issuable upon exercise of the warrants issued in the private placement. These investors generally waived the requirement that we register the resale of 200% of the shares of common stock issuable upon conversion of the debentures if we agreed to (i) register under the registration statement of which this prospectus forms a part the resale of an aggregate of 25,000,000 shares issued or issuable upon conversion of the debentures and (ii) register, within 15 days after the date our shareholders approve an increase in the number of shares of common stock which we are authorized to issue, the remaining shares which we otherwise would be obligated to register. We must also pay penalties if we breach certain of our obligations under the registration rights agreement. These penalties may be paid in cash or, at our option, in shares of our common stock.

Selling Shareholder Table - Beneficial Ownership and Shares Offered for Sale

The following table lists the names of the selling shareholders, the number of shares of common stock beneficially owned by each selling shareholder on July 9, 2001, and the number of shares which may be offered for sale by this prospectus. Each selling shareholder provided us with its share ownership information. Because the selling shareholders may offer all, some or none of their common stock, we cannot give a definitive estimate of the number of shares that will be held by the selling shareholders after the offering. We prepared the following table based on the assumption that the selling shareholders will sell all of the shares of common stock covered by this prospectus. At July 11, 2001, we had 34,869,707 shares of common stock outstanding.



                                                                                                      Shares Beneficially Owned
                                                                                                          After the Offering
                                                                                                    ------------------------------
                                             Shares Beneficially             Aggregate Shares
                                                Owned Before                  Registered and                              Percent of
        Selling Shareholder                      Offering                   Eligible for Offer       Number              Outstanding
        -------------------                      --------                   ------------------      ---------            -----------
Protius Overseas Limited (1)                     3,542,262(3)                 3,845,351(2)(22)              0                   0%
Keyway Investments Ltd. (4)                        671,676(5)                 2,140,272(2)(22)              0                   0%
Lionhart Investments Ltd. (6)                    3,542,262(7)                 5,208,663(2)(22)              0                   0%
First Capital Group of Texas II,
 L.P. (8)                                        1,375,697(9)                   5,249,999(23)       1,375,697                 3.9%
ICN Capital Ltd. (10)                            3,996,909(11)(12)              5,526,213(12)(22)           0                   0%
Alpha Capital AG(13)                            16,998,614(14)                 12,500,000(15)               0                   0%
Stonestreet L.P.(16)                            16,514,103(17)                 12,500,000(15)               0                   0%
Cranshire Capital, L.P.(18)                              0(19)                  2,356,537(12)(22)           0                   0%
EURAM CAP Strat "A" Fund Limited
 (20)                                                    0(21)                    262,123(12)(22)           0                   0%



     (1) Gordon J. Mundy has full voting and investment control over all Data Race securities owned by Protius Overseas Limited.

     (2) The number of shares with respect to which the investor may acquire beneficial ownership pursuant to the exercise of their respective warrants generally is contractually limited such that the investor's beneficial ownership may not exceed 4.9% of the shares of our common stock outstanding. The number of shares set forth under "Aggregate Shares Registered and Eligible for Offer" in the above table shows the aggregate number of shares of our common stock that such party owns or may acquire and offer for sale without giving effect to this contractual limitation.

     (3) Excludes 303,089 shares of common stock issuable upon the exercise of a warrant. Protius agreed not to exercise any portion of its warrant unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (4) Paul Moore has full voting and investment control over all Data Race securities owned by Keyway Investments Ltd.

     (5) Excludes 1,468,596 shares of common stock issuable upon the exercise of warrants. Keyway agreed not to exercise any portion of its warrants unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (6) Walter Reich has full voting and investment control over all Data Race securities owned by Lionhart Investments Ltd.

     (7) Excludes 1,666,401 shares of common stock issuable upon the exercise of warrants. Lionhart agreed not to exercise any portion of its warrants unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (8) Jeffrey P. Blanchard, the Chairman of the Board of Data Race, owns 50% of the membership interests and is the Managing Member of First Capital Group Management Company, LLC ("FCG Management") which owns a 1% general partner interest in First Capital Group Investment Partners, L.P. ("FCG Investment Partners"). Mr. Blanchard owns a 59.4% limited partner interest in FCG Investment Partners. FCG Investment Partners owns a 1% general partner interest in First Capital Group of Texas II, L.P. ("FCGT II"). In addition, FCG Management performs management and advisory services for FCGT II.

     (9) Excludes (i) 4,666,666 shares that are issuable upon conversion of a secured convertible promissory note; and (ii) 583,333 shares of common stock issuable upon the exercise of a warrant. First Capital agreed not to convert any portion of its note or exercise any portion of its warrant unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares. Excludes 52,950 shares with respect to which Mr. Blanchard has voting or investment power, and 49,375 shares subject to options held by Mr. Blanchard.

     (10) Pam Young has full voting and investment control over all Data Race securities owned by ICN Capital Limited.

     (11) Includes 3,996,909 shares that are issuable upon conversion of a secured convertible promissory note. Excludes (i) 669,757 shares that would be issuable upon conversion of the secured convertible promissory note but for the limitation on conversion contained in the note (See - "Summary of May 2001 Private Placement - Material Terms of the Securities Purchase Agreement, Secured Convertible Promissory Notes and Security Agreement") and (ii) 859,546 shares of common stock issuable upon the exercise of warrants. ICN Capital agreed not to exercise any portion of its warrants unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (12) The number of shares with respect to which the investor may acquire beneficial ownership pursuant to the exercise of their respective warrants generally is contractually limited such that the investor's beneficial ownership may not exceed 9.9% of the shares of our common stock outstanding. The number of shares set forth under "Aggregate Shares Registered and Eligible for Offer" in the above table shows the aggregate number of shares of our common stock that such party owns or may acquire and offer for sale without giving effect to this contractual limitation.

     (13) Anne Nicholson has full voting and investment control over all Data Race securities owned by Alpha Capital AG.

     (14) Includes (i) 15,517,241 shares that are issuable upon conversion of a convertible debenture (using an assumed conversion price of $0.029 per share, which was the average of the five lowest closing bid prices during the 25 trading days immediately prior to July 24, 2001); and (ii) 500,000 shares of common stock issuable upon the exercise of a warrant. The number of shares with respect to which the investor may acquire beneficial ownership pursuant to the exercise of their warrant or the conversion of their convertible debenture is contractually limited such that the investor's beneficial ownership may not exceed 9.9% of the shares of our common stock outstanding. The number of shares set forth under "Shares Beneficially Owned Before Offering" in the above table shows the aggregate number of shares of our common stock that such party owns or may acquire and offer for sale without giving effect to this contractual limitation.

     (15) We have contractually agreed to register under the registration statement of which this prospectus forms a part the resale of an aggregate of 25,000,000 shares of our common stock issued or issuable to Alpha Capital and Stonestreet upon the conversion of their convertible debentures.

     (16) Michael Finkelstein has full voting and investment control over all Data Race securities owned by Stonestreet L.P.

     (17) Includes (i) 13,793,103 shares that are issuable upon conversion of a convertible debenture (using an assumed conversion price of $0.029 per share, which was the average of the five lowest closing bid prices during the 25 trading days immediately prior to July 24, 2001); and (ii) 500,000 shares of common stock issuable upon the exercise of a warrant. The number of shares with respect to which the investor may acquire beneficial ownership pursuant to the exercise of their warrant or the conversion of their convertible debenture is contractually limited such that the investor's beneficial ownership may not exceed 9.9% of the shares of our common stock outstanding. The number of shares set forth under "Shares Beneficially Owned Before Offering" in the above table shows the aggregate number of shares of our common stock that such party owns or may acquire and offer for sale without giving effect to this contractual limitation.

     (18) Mitchell P. Kopin has full voting and investment control over all Data Race securities owned by Cranshire Capital, L.P.

     (19) Excludes 2,356,537 shares of common stock issuable upon the exercise of a warrant. Cranshire agreed not to exercise any portion of its warrant unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (20) Mitchell P. Kopin has full voting and investment control over all Data Race securities owned by EURAM CAP Strat "A" Fund Limited.

     (21) Excludes 262,123 of shares of common stock issuable upon the exercise of a warrant. EURAM agreed not to exercise any portion of its warrant unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (22) Includes shares of common stock issuable upon the exercise of one or more warrants that may not be exercised unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

     (23) Includes shares of common stock issuable upon the conversion of a secured convertible promissory note that may not be converted, and exercise of a warrant that may not be exercised, in each case unless and until our shareholders approve the increase of the number of shares of common stock which we are authorized to issue to 130,000,000 shares.

                              PLAN OF DISTRIBUTION

     This prospectus covers the resale of shares of common stock by the selling shareholders and their pledgees, donees, assignees and other successors in interest. The selling shareholders may sell their shares in the over-the-counter market or through any other facility on which the shares are traded, or in private transactions. These sales may be at market prices or at negotiated prices. The selling shareholders may use the following methods when selling shares:

  . ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

  . block trades in which the broker or dealer attempts to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by the broker or dealer for its account under this prospectus;

  .  privately negotiated transactions;

  .  any combination of these methods of sale; or

  .  any other legal method.

     The selling shareholders may engage in short sales of the common stock and deliver shares to close out their short positions. The selling shareholders may also enter into put or call options or other transactions with broker-dealers or others, which require delivery to those persons of shares covered by this prospectus.

     Brokers, dealers or other agents participating in the distribution of the shares of common stock may receive compensation in the form of discounts or commissions from the selling shareholders, as well as the purchaser if they act as agent for the purchaser. The discount or commission in a particular transaction could be more than the customary amount. We know of no existing arrangements between any selling shareholder and any underwriter, broker, dealer or agent relating to the sale or distribution of the shares.

     The selling shareholders and any brokers or dealers that participate in the sale of the shares may be considered underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Any discounts, commissions or other compensation received by these persons and any profit on the resale of the shares by them as principals might be considered to be underwriters' compensation. The selling shareholders may agree to indemnify any broker, dealer or agent that participates in the sale of the shares against various liabilities, including liabilities under the Securities Act.

     At the time a particular offer of shares is made, to the extent required, we will file a supplement to this prospectus which identifies the number of shares being offered, the name of the selling shareholder, the name of any participating broker or dealer, the amount of discounts and commissions, and any other material information.

     The selling shareholders and any other person participating in a distribution will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and its rules and regulations. For example, the anti-manipulative provisions of Regulation M may limit the ability of the selling shareholders or others to engage in stabilizing and other market making activities.

     The selling shareholders may also sell their shares under Rule 144 under the Securities Act, rather than under this prospectus, so long as they meet the criteria and conform to the requirements of the rule.

     We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We will pay the registration and other offering expenses related to this offering, but the selling shareholders will pay all underwriting discounts and brokerage commissions incurred in the offering. In the respective registration rights agreements for the March 2001 private placement of common stock and warrants, the May 2001 private placement of secured convertible promissory notes and warrants, and the June 2001 private placement of convertible debentures and warrants, we have agreed to indemnify the selling shareholders against various liabilities, including liabilities under the Securities Act.

     To comply with some states' securities laws, if applicable, the shares will be sold in those states only through registered or licensed brokers or dealers. In some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is satisfied.

                                LEGAL OPINIONS

     Our special counsel, Jackson Walker L.L.P., Dallas, Texas, has issued a legal opinion relating to the legality of the shares of our common stock offered by this prospectus. [to be filed by amendment]


                                    EXPERTS

     The financial statements of Data Race as of June 30, 2000 and 1999, and for each of the years in the three year period ended June 30, 2000, have been incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, which report is also incorporated by reference in this prospectus and in the registration statement, and upon the authority of KPMG LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov.
                                                         ------------------

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the selling shareholders sell all the shares.

     .  Annual report on Form 10-K for the fiscal year ended June 30, 2000;

     .  Quarterly report on Form 10-Q for the quarter ended September 30, 2000;

     .  Quarterly report on Form 10-Q for the quarter ended December 31, 2000;

     .  Quarterly report on Form 10-Q for the quarter ended March 31, 2001;

     .  Current report on Form 8-K filed November 28, 2000;

     .  Current report on Form 8-K filed January 12, 2001;

     . Current report on Form 8-K filed March 7, 2001, as amended by the Form 8-K/A filed March 8, 2001;

     .  Current report on Form 8-K filed July 24, 2001;

     .  Current report on Form 8-K filed July ___, 2001; and

     . Registration statement on Form 8-A filed with the SEC on October 5, 1992, which contains a description of the terms of our common stock, as well as any amendment or report filed later for the purpose of updating the description.

     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

DATA RACE, Inc.
Attn: Corporate Secretary
6509 Windcrest Drive
Plano, Texas 75024
(972) 265-4000

     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

     This prospectus is part of a registration statement that we filed under Registration No. 333-57166 with the SEC. More information about the shares sold by the selling shareholders is contained in that registration statement and the exhibits filed with the registration statement. The description of the transactions with the selling shareholders contained in this prospectus is general in nature and qualified in its entirely by reference to the full contracts. The full contracts referred to in this prospectus are incorporated by reference in this prospectus. You may read and copy the full registration statement and its exhibits at the SEC's public reference rooms or its web site.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The expenses (other than underwriting discounts and commissions) in connection with the issuance and distribution of the common stock registered hereby are as follows:

SEC registration fee ........................................  $        636

Legal fees and expenses .....................................       150,000*

Accounting fees and expenses ................................         2,500*

Printers Expense.............................................         3,500*
                                                               -------------

     Total ..................................................  $    156,636*
                                                               =============

_______________
* Estimated.

Item 15.  Indemnification of Directors and Officers.

Article 2.02-1 of the Texas Business Corporation Act provides for indemnification of directors and officers in certain circumstances. In addition, the Texas Miscellaneous Corporation Law provides that a corporation may amend its Articles of Incorporation to provide that no director shall be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, provided that the liability of a director is not eliminated or limited for: (i) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) any transaction from which the director derived an improper personal benefit; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

We amended our Articles of Incorporation and added Article Ten adopting the limitations on a director's liability. Our Articles of Incorporation also provide in Article Ten for indemnification of directors or officers in connection with the defense or settlement of suits brought against them in their capacities as directors or officers of Data Race, except in respect of liabilities arising from gross negligence or willful misconduct in the performance of their duties.

Article VIII of our bylaws provides for indemnification of any person made a party to a proceeding by reason of the person's status as a director, officer or employee of Data Race, except in respect of liabilities arising from negligence or misconduct in the performance of their duties.

We have obtained an insurance policy, which provides for indemnification of officers and directors of Data Race and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 16.  Exhibits

     Exhibits

     3.1 Articles of Amendment to and Restatement of the Articles of Incorporation of Data Race, filed December 27, 1991. (a)

     3.2 Articles of Correction to Articles of Amendment to and Restatement of the Articles of Incorporation of Data Race, filed August 13, 1992. (a)

     3.3 Articles of Amendment to the Articles of Incorporation of Data Race, filed August 21, 1992. (a)

     3.4 Statement of Resolution Establishing Series B Participating Cumulative Preferred Stock. (b)

     3.5 Articles of Amendment to the Articles of Incorporation of Data Race, filed January 21, 1999. (d)

     3.6       Bylaws of Data Race and Amendments to Bylaws. (a)(c)

     5.1       Opinion of Jackson Walker L.L.P. (i)

     10.1 Securities Purchase Agreement dated March 2, 2001 among Data Race, Protius Overseas Limited, Keyway Investments Ltd., and Lionhart Investments Ltd. (e)

     10.2 Registration Rights Agreement dated March 2, 2001 among Data Race, Protius Overseas Limited, Keyway Investments Ltd., and Lionhart Investments Ltd. (e)

     10.3      Warrants for March 2001 Private Placement (e)

     10.4 Letter Agreement dated March 2, 2001 regarding amendment of warrants issued in connection with June 1999 private placement. (e)

     10.5 Letter Agreement dated March 2, 2001 regarding amendment of warrants issued in connection with December 1999 private placement. (e)

     10.6 Securities Purchase Agreement dated May 11, 2001 among Data Race, First Capital Group of Texas II, L.P., and ICN Capital Ltd. (f)

     10.7 Registration Rights Agreement dated May 11, 2001 among Data Race, First Capital Group of Texas II, L.P., and ICN Capital Ltd. (f)

     10.8      Warrants for May 2001 Private Placement (f)

     10.9 10% Secured Convertible Promissory Notes dated May 11, 2001 executed in favor of First Capital Group of Texas II, L.P., and ICN Capital Ltd., respectively (f)

     10.10 Security Agreement dated May 11, 2001 executed in favor of First Capital Group of Texas II, L.P., and ICN Capital Ltd., respectively (f)

     10.11 Warrant Exercise Agreement dated June 6, 2001 among Data Race, Keyway Investments Ltd., Lionhart Investments Ltd., ICN Capital Ltd., EURAM Cap Strat. "A" Fund Limited and Cranshire Capital, L.P. (f)

     10.12 Form of Warrant issued under Warrant Exercise Agreement dated June 6, 2001 (f)

     10.13 Convertible Debentures and Warrants Purchase Agreement dated June 12, 2001 among Data Race, Alpha Capital AG and Stonestreet L.P.
               (f)

     10.14 Registration Rights Agreement dated June 12, 2001 among Data Race, Alpha Capital AG and Stonestreet L.P. (f)

     10.15 Form of Warrant issued pursuant to Convertible Debentures and Warrants Purchase Agreement (f)

     10.16 Form of 6% Convertible Debenture issued pursuant to Convertible Debentures and Warrants Purchase Agreement (f)

     10.17 Letter Agreement dated July 19, 2001 among Data Race, Alpha Capital AG and Stonestreet L.P. amending Convertible Debentures and Warrants Purchase Agreement and related documents (f)

     10.18 Waiver letter dated July 19, 2001 among Data Race, Protius Overseas Limited, Keyway Investments Ltd., Lionhart Investments Ltd., First Capital Group of Texas II, L.P., ICN Capital Ltd., Alpha Capital AG, Stonestreet L.P., EURAM Cap Strat. "A" Fund Limited and Cranshire Capital, L.P. (f)

     10.19 Common Stock Purchase Agreement dated as of June 13, 2001 by and between Data Race and Grenville Finance Ltd. (g)

     10.20 Registration Rights Agreement dated as of June 13, 2001 by and between Data Race and Grenville Finance Ltd. (g)

     10.21     Warrant for Equity Line of Financing (g)

     23.1      Consent of KPMG LLP. (h)

     23.2      Consent of Jackson Walker L.L.P. (included in opinion filed as
               Exhibit 5.1)

     24.1 Power of Attorney (included as part of the signature page to this registration statement)


________________________________
     (a) Filed as an exhibit to Form S-1 Registration Statement No. 33-51170, effective October 7, 1992.

     (b) Filed as an exhibit to Form 10-K Annual Report for the fiscal year ended June 30, 1997.

     (c) Filed as an exhibit to Form 10-Q Quarterly Report for the quarter ended December 31, 1996.

     (d) Filed as an exhibit to Form S-3 Registration Statement No. 333-71319, effective April 20, 1999.

     (e)       Filed as an exhibit to Form 8-K Current Report filed March 7,
               2001.

     (f)       Filed as an exhibit to Form 8-K Current Report filed July 24,
               2001.

     (g)       Filed as an exhibit to Form 8-K Current Report filed July ___,
               2001.

     (h)       Filed herewith.

     (i)       To be filed by amendment.

Item 17.  Undertakings.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement, or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
                      Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d)  The undersigned Registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such new securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on July 24, 2001.

                                    DATA RACE, INC.

                                    By: /s/ James G. Scogin
                                       -------------------------------
                                            James G. Scogin, President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of DATA RACE, Inc., hereby constitute and appoint James G. Scogin his true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, and any and all registration statements filed pursuant to Rule 462 or Rule 429 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.


              Name                                   Title                              Date
              ----                                   -----                              ----
 /s/ James G. Scogin              President, Chief Financial Officer,           July 24, 2001
--------------------------------  Treasurer and Secretary (Principal
 James G. Scogin                  Executive, Financial and Accounting Officer)

 /s/ Jeffrey P. Blanchard         Chairman of the Board of Directors            July 24, 2001
--------------------------------
 Jeffrey P. Blanchard

 /s/ Matthew A. Kenny             Director                                      July 18, 2001
--------------------------------
 Matthew A. Kenny

 /s/ George R. Grumbles           Director                                      July 24, 2001
--------------------------------
 George R. Grumbles

 /s/ Tom Bishop                   Director                                      July 18, 2001
--------------------------------
 Tom Bishop

 /s/ Byron W. Smith               Director                                      July 24, 2001
--------------------------------
 Byron W. Smith

 /s/ General Harold Adams         Director                                      July 19, 2001
--------------------------------
 General Harold Adams

                               INDEX TO EXHIBITS
     Exhibits

     3.1 Articles of Amendment to and Restatement of the Articles of Incorporation of Data Race, filed December 27, 1991. (a)

     3.2 Articles of Correction to Articles of Amendment to and Restatement of the Articles of Incorporation of Data Race, filed August 13, 1992. (a)

     3.3 Articles of Amendment to the Articles of Incorporation of Data Race, filed August 21, 1992. (a)

     3.4 Statement of Resolution Establishing Series B Participating Cumulative Preferred Stock. (b)

     3.5 Articles of Amendment to the Articles of Incorporation of Data Race, filed January 21, 1999. (d)

     3.6       Bylaws of Data Race and Amendments to Bylaws. (a)(c)

     5.1       Opinion of Jackson Walker L.L.P. (i)

     10.1 Securities Purchase Agreement dated March 2, 2001 among Data Race, Protius Overseas Limited, Keyway Investments Ltd., and Lionhart Investments Ltd. (e)

     10.2 Registration Rights Agreement dated March 2, 2001 among Data Race, Protius Overseas Limited, Keyway Investments Ltd., and Lionhart Investments Ltd. (e)

     10.3      Warrants for March 2001 Private Placement (e)

     10.4 Letter Agreement dated March 2, 2001 regarding amendment of warrants issued in connection with June 1999 private placement. (e)

     10.5 Letter Agreement dated March 2, 2001 regarding amendment of warrants issued in connection with June 1999 private placement. (e)

     10.6 Securities Purchase Agreement dated May 11, 2001 among Data Race, First Capital Group of Texas II, L.P., and ICN Capital Ltd. (f)

     10.7 Registration Rights Agreement dated May 11, 2001 among Data Race, First Capital Group of Texas II, L.P., and ICN Capital Ltd. (f)

     10.8      Warrants for May 2001 Private Placement (f)

     10.9 10% Secured Convertible Promissory Notes dated May 11, 2001 executed in favor of First Capital Group of Texas II, L.P., and ICN Capital Ltd., respectively (f)

     10.10 Security Agreement dated May 11, 2001 executed in favor of First Capital Group of Texas II, L.P., and ICN Capital Ltd., respectively (f)

     10.11 Warrant Exercise Agreement dated June 6, 2001 among Data Race, Keyway Investments Ltd., Lionhart Investments Ltd., ICN Capital Ltd., EURAM Cap Strat. "A" Fund Limited and Cranshire Capital, L.P. (f)

     10.12 Form of Warrant issued under Warrant Exercise Agreement dated June 6, 2001 (f)